The Baupost Group, Inc.
 44 Brattle Street, 2nd Floor
 P.O. Box 389125
 Cambridge, Massachusetts  02238-9125
 Phone: (617) 497-6680
 Fax: (617) 876-0930


 September 8, 1994

 Securities and Exchange Commission
 Securities Filing Department
 450 Fifth Street, NW
 Washington, DC  20549

 Re:       UNITED FOODS, INC.

 Dear Sir or Madame:

 Enclosed for filing under Rule 13d-1 under the Securities Exchange Act of 1934 is our amended Schedule 13G for a group of United Foods, Inc. stockholders.

 Under cover of this letter, copies of this filing are also being sent (via Federal Express) to United Foods, Inc. and the principal exchange upon which this security is traded.


 Sincerely,

 THE BAUPOST GROUP, INC.

 By:  SETH A. KLARMAN
 Title: President


 BAUPOST PARTNERS

 By:  THE BAUPOST GROUP, INC.,
 its managing general partner

 By:  SETH A. KLARMAN
 Title: President


 SETH A. KLARMAN

 By:  SETH A. KLARMAN


 Enclosures
    cc:    UNITED FOODS, INC.
           American Stock Exchange

 UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION










 Washington, DC 20549


 SCHEDULE 13G

 Under the Securities Exchange Act of 1934
 (Amendment No.      4         )


 United Foods, Inc., 10 Pictsweet Drive, Bells, TN  38006-0119
 (NAME OF ISSUER)

 Class A Common Stock, par value  $1.00
 (Title of Class of Securities)

 910365303
 (CUSIP Number)

 Check here if a fee is being paid with this statement:_______. (A fee is not required only if the filing person: (1) has a previous statment on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7).

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 *******************************************************************************
 1. NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

 THE BAUPOST GROUP, INC.,  04-2752581

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

       (a)  X
       (b)

 3. SEC USE ONLY


 4. CITIZENSHIP OR PLACE OF ORGANIZATION

 THE COMMONWEALTH OF MASSACHUSETTS

 5. SOLE VOTING POWER

         0











 6. SHARED VOTING POWER

 1,076,169

 7. SOLE DISPOSITIVE POWER

         0

 8. SHARED DISPOSITIVE POWER

 1,076,169

 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 1,076,169

 10. CHECK HERE IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *


 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     17.53%

 12. TYPE OF REPORTING PERSON *

 IA

 *******************************************************************************
 1. NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

 BAUPOST PARTNERS,  04-2878725

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

       (a)  X
       (b)

 3. SEC USE ONLY


 4. CITIZENSHIP OR PLACE OF ORGANIZATION

 THE COMMONWEALTH OF MASSACHUSETTS

 5. SOLE VOTING POWER

         0

 6. SHARED VOTING POWER

   894,769

 7. SOLE DISPOSITIVE POWER

         0











 8. SHARED DISPOSITIVE POWER

   894,769

 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   894,769

 10. CHECK HERE IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *


 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     14.57%

 12. TYPE OF REPORTING PERSON *

 IA

 *******************************************************************************
 1. NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

 SETH A. KLARMAN,  ###-##-####

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

       (a)  X
       (b)

 3. SEC USE ONLY


 4. CITIZENSHIP OR PLACE OF ORGANIZATION

 UNITED STATES OF AMERICA

 5. SOLE VOTING POWER

         0

 6. SHARED VOTING POWER

 1,076,169

 7. SOLE DISPOSITIVE POWER

         0

 8. SHARED DISPOSITIVE POWER

 1,076,169

 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 1,076,169











 10. CHECK HERE IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *


 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     17.53%

 12. TYPE OF REPORTING PERSON *

 HC

 *******************************************************************************

 This statement relates to the Class A common stock, par value $1.00 per share (the "Class A Stock"), issued by United Foods, Inc.

 The Baupost Group, Inc., Baupost Partners, and Seth A. Klarman beneficially own Class A Stock and are deemed to be the owners of Class A Stock as a result of their beneficial ownership of Class B Common Stock, par value $1.00 per share (the "Class B Stock"), issued by the company. The Class B Stock is convertible share-for-share into Class A Stock.

 The Baupost Group, Inc., Baupost Partners, and Seth A. Klarman have not converted any of the Class B Stock to date, and currently have no plans to do so.

 *******************************************************************************




 Item 1 (a)    Name of Issuer:

               UNITED FOODS, INC.

     1 (b)     Address of Issuer's Principal Executive Offices:

               10 Pictsweet Drive, Bells, TN  38006-0119


 Item 2 (a)    Name of Person Filing:

               (1)  The Baupost Group, Inc.
               (2)  Baupost Partners
               (3)  Seth A. Klarman

     2 (b)     Address of Principal Business Offices or, if none, Residence:

               (1)  The Baupost Group, Inc.
                      44 Brattle Street, 2nd Floor
                      Cambridge, Massachusetts  02138

               (2)  Baupost Partners
                      44 Brattle Street, 2nd Floor
                      Cambridge, Massachusetts  02138











               (3)  Seth A. Klarman
                      44 Brattle Street, 2nd Floor
                      Cambridge, Massachusetts  02138

     2 (c)     Citizenship:

               (1)  The Commonwealth of Massachusetts
               (2)  The Commonwealth of Massachusetts
               (3)  United States of America

     2 (d)     Title of Class of Securities:

               Common Stock, par value  $1.00

    2 (e)      CUSIP Number:

               910365303
                          Page 5 of 10
    Item 3 If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

               (a) [   ]  Broker or Dealer registered under Section
                          15 of the Act.

               (b) [   ]  Bank as defined in Section 3(a)(6) of the Act.

               (c) [   ]  Insurance Company as defined in Section 3(a)(19)
                          of the Act.

               (d) [   ]  Investment Company registered under Section 8
                          of the Investment Company Act.

               (e) [   ]  Investment Advisor registered under Section 203
                          of the Investment Advisers Act of 1940.

               (f) [   ]  Employee Benefit Plan, Pension Fund which is sub-
                          ject to the provisions of the Employee Retirement
                          Income Security Act of 1974 or Endowment Fund;
                          see Section 240.13D-1(b)(1)(ii)(F).

               (g) [   ]  Parent Holding Company, in accordance with
                          Section 240.13D-1(b)(ii)(G)  (Note: See Item 7).

               (h) [   ]  Group, in accordance with Section
                          240.13d-1(b)(1)(ii)(H).

    Item 4     Ownership:

               If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

               (a)     Amount Beneficially Owned:    (as of August 31, 1994)











                   (1)    By The Baupost Group, Inc:         1,076,169

                          of which 235,100 are beneficially owned
                          as a result of the right to acquire
                          Class A Stock upon the conversion of
                          235,100 shares of the company's Class B
                          Stock.

                   (2)    By Baupost Partners:                 894,769

                          of which 199,700 are beneficially owned
                          as a result of the right to acquire
                          Class A Stock upon the conversion of
                          199,700 shares of the company's Class B
                          Stock.

                   (3)    Seth A. Klarman:                   1,076,169

                          of which 235,100 are beneficially owned
                          as a result of the right to acquire
                          Class A Stock upon the conversion of
                          235,100 shares of the company's Class B
                          Stock.

                   (4)    By the group in the aggregate:     1,076,169

                          of which 235,100 are beneficially owned
                          as a result of the right to acquire
                          Class A Stock upon the conversion of
                          235,100 shares of the company's Class B
                          Stock.

               (b)     Percent of Class:

                   (1)    By The Baupost Group, Inc:             17.53%

                   (2)    By Baupost Partners:                   14.57%

                   (3)    Seth A. Klarman:                       17.53%

                   (4)    By the group in the aggregate:         17.53%

               (C)     Number of shares as to which such person has:

                   (i)    sole power to vote or to direct the vote

                          ---  0

                  (ii)    shared power to vote or to direct the vote

                          (1)  By The Baupost Group, Inc:    1,076,169

                          (2)  By Baupost Partners:            894,769

                          (3)  Seth A. Klarman:              1,076,169











                          (4)  By the group in the aggreg    1,076,169

                  (iii)   sole power to dispose or to direct the disposition of

                          ---  0

                  (iv) shared power to dispose or to direct the disposition of

                          (1)  By The Baupost Group, Inc:    1,076,169

                          (2)  By Baupost Partners:            894,769

                          (3)  Seth A. Klarman:              1,076,169

                          (4)  By the group in the aggreg    1,076,169

    Item 5     Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the
               class of securities, check the following  [   ].

    Item 6     Ownership of More than Five Percent on behalf of
               Another Person:

               The Baupost Group, Inc. and Baupost Partners are each registered investment advisers. Seth A. Klarman, as the controlling person of Baupost Group, Inc., is deemed to have beneficial ownership under Section 13(d) of the securities beneficially owned by Baupost Group, Inc. Securities reported on this Schedule 13G as being bene-ficially owned by the Baupost Group, Inc. and Baupost Partners include securities purchased on behalf of their clients, which include an investment company registered under the Investment Company Act of 1940 and various limited partnerships. No persons other than the persons filing this Schedule 13G have an economic interest in the securities reported on which relates to more than 5 per-cent of the class of securities.

    Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                          N/A

    Item 8     Identification and Classification of members of the Group:

               This schedule has been filed pursuant to Rule 13d-1(b)
               (1)(ii)(H).  Exhibit A hereto sets forth the identity and
               Item 3 classification of each member of the group.

    Item 9     Notice of Dissolution of Group:











               N/A

   Item 10     Certification:

               By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in con-nection with or as a participant in any transaction having such purpose or effect.

 Signature

 After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 September 8, 1994
 Date

 THE BAUPOST GROUP, INC.

 By: SETH A. KLARMAN
 Title: President


 BAUPOST PARTNERS

 By:  THE BAUPOST GROUP, INC.,
 its managing general partner

 By: SETH A. KLARMAN
 Title: President


 SETH A. KLARMAN

 By: SETH A. KLARMAN


                          EXHIBIT A
                                                                Item 3
 Member of Group                                         Classification

 (1)   The Baupost Group, Inc.                        IA

 (2)   Baupost Partners                               IA

 (3)   Seth A. Klarman                                HC


                          EXHIBIT B











                            Agreement

 The undersigned hereby agree that the Schedule 13G of which this Exhibit B is a part is filed on behalf of each of the undersigned.

 September 8, 1994
 Date

 THE BAUPOST GROUP, INC.

 By: SETH A. KLARMAN
 Title: President



 BAUPOST PARTNERS

 By:  THE BAUPOST GROUP, INC.,
 its managing general partner

 By: SETH A. KLARMAN
 Title: President


 SETH A. KLARMAN

 By: SETH A. KLARMAN